FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

October 31, 2012

Item 3.	News Release

The date of the press releases issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change disclosed in this report is October 31, 2012. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange, Canada Stockwatch, Market News Publishing and Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have increased their non-brokered private placement and debt financing.

Item 5.	Full Description of Material Change

The Issuer reports that it has increased the amount of the non-brokered private placement announced October 23, 2012. The Issuer has also increased the amount of the bridge- loan credit facility with Sprott Resource Lending Partnership (“Sprott”), also announced October 23, 2012.

Non-brokered Private Placement

The non-brokered private placement will now consist of up to 22,500,000 common shares at a price of CAD 0.55 per share for gross proceeds of up to CAD 12,375,000 (the “Offering”). All common shares issued in the Offering will have a hold period in Canada of four months from the closing of the Offering. All common shares issued in the United States will be subject to resale restrictions under U.S. federal and state securities laws. The Issuer may pay a finder’s fee in connection with a portion of the Offering equal to 5% of the gross proceeds of that portion of the Offering, payable in cash, plus that number of warrants equal to 5% of the number of common shares sold under that portion of the Offering, with each warrant exercisable to purchase one common share at a price of CAD 0.60 for one year from the closing of the Offering. Certain insiders of the Issuer will participate in the Offering. The Issuer has determined that there are exemptions available from the various requirements of Multilateral Instrument 61-101 for the issuance of any common shares issued to insiders. There will not be any change of control as a result of the Offering.

The net proceeds from the Offering are intended to be used to fund the preparation of the bankable feasibility study, coal quality analyses and environmental baseline work on the Carbon Creek metallurgical coal project, as well as ongoing work programs and property payments on the Sheini Hills iron ore project in Ghana and for general working capital.

Completion of the Offering is subject to the acceptance for filing thereof by the Toronto Stock Exchange (“TSX”) and approval by the NYSE-MKT.

The common shares to be issued in the Offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “1933 Act”) or any applicable securities laws of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This material change report shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares to be issued in the Offering, nor shall there be any offer or sale of the common shares to be issued in the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Bridge-loan Financing through Sprott

The Issuer also announces that it has agreed with Sprott to increase the principal amount of the bridge-loan credit facility agreement from CAD 10,000,000 to CAD 11,000,000. All other terms remain the same, except that the structuring fee has increased to CAD 110,000, and the number of bonus shares to be issued on closing has increased to 600,000 common shares. The bonus shares will be subject to a hold period of four months from the date of issuance.

Funds advanced under the bridge-loan credit facility will be applied towards the ongoing development of the Carbon Creek metallurgical coal project, including property payments and work related to the ongoing bankable feasibility study, and for working capital.

Closing of the facility is subject to the satisfactory completion of due diligence by Sprott, the settlement and execution of formal documentation by all parties, the acceptance for filing by the TSX and approval of the NYSE-MKT with respect to the issuance of the bonus shares, and the completion of the Offering.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated completion and terms of the Offering and the proposed use of the proceeds of the Offering by the Issuer, the anticipated completion and terms of the bridge loan credit facility, the advance of funds thereunder and the proposed use of the proceeds of the loan by the Issuer, the potential for the Issuer to complete a bankable feasibility study for the Carbon Creek metallurgical coal deposit, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, risks associated with the timing and pricing of the Offering, completion of the Offering and the bridge loan through Sprott, regulatory acceptance of the Offering and the issuance of bonus shares to Sprott, and the use of proceeds from the Offering and the bridge loan, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer's 2012 Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Michael Hunter, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

November 5, 2012